08054463

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC
Mail Processing
Section

JUN 3 0 2008

Washington, DC
101

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

Commission file number: 000-24626

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cooperative Bank 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cooperative Bankshares, Inc.
201 Market Street
Wilmington, North Carolina 28402-0600

REQUIRED INFORMATION

Items 1-3. The Cooperative Bank 401(k) Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit:

23.1 Consent of Dixon Hughes PLLC

FINANCIAL STATEMENTS

COOPERATIVE BANK 401(k)
RETIREMENT PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

As of December 31, 2007 and 2007
and for each of the Years in the Three-Year
Period Ended December 31, 2007

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrator of
Cooperative Bank 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Cooperative Bank 401(k) Retirement Plan (the "Plan") as of and related statements of changes in net assets available for benefits for each of the years in the three year period ended . These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Cooperative Bank 401(k) Retirement Plan as of , and the changes in its net assets available for benefits for each of the years in the three year period ended December 31, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held At End Of Year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dixon Hughes PLLC

Greenville, North Carolina
June 26, 2008

COOPERATIVE BANK 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

ASSETS	2007	2006
Investments, at fair value:		
Mutual funds	$ 2,425,045	$ 1,854,658
Money Market	38,996	250,850
Common collective trust	126,085	-
Employer common stock	5,777,350	8,655,576
Total investments	8,367,476	10,761,084
Receivables:		
Employer contributions	31,091	27,343
Participant contributions	43,596	39,843
Total receivables	74,687	67,186
Total assets	8,442,163	10,828,270
LIABILITIES		
Accrued liabilities	3,667	-
Benefit claims payable	-	110,365
Total liabilities	3,667	110,365
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$ 8,438,496	$ 10,717,905
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,377)	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 8,437,119	$ 10,717,905

See accompanying notes

COOPERATIVE BANK 401(k) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2007, 2006, and 2005

	2007	2006	2005
ADDITIONS TO NET ASSETS ATTRIBUTED TO:			
Investment income:			
Interest and dividends	$ 239,148	$ 151,891	$ 100,612
Net appreciation (depreciation) in fair value of investments	(2,995,976)	2,169,108	718,768
Total investment income	(2,756,828)	2,320,999	819,380
Contributions:			
Employer contributions	379,175	252,088	149,534
Participant contributions	555,448	533,142	470,347
Rollover contributions	11,364	82,506	26,524
Total contributions	945,987	867,736	646,405
Miscellaneous Income	-	53	-
TOTAL ADDITIONS	(1,810,841)	3,188,788	1,465,785
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:			
Benefits paid directly to participants	462,366	426,174	278,362
Administrative expenses	7,579	10,462	3,963
TOTAL DEDUCTIONS	469,945	436,636	282,325
MERGER FROM LUMINA MORTGAGE CO., INC 401(k) PLAN, at fair value of net assets transferred	-	-	187,530
NET INCREASE (DECREASE)	(2,280,786)	2,752,152	1,370,990
NET ASSETS AVAILABLE FOR BENEFITS Beginning of year	10,717,905	7,965,753	6,594,763
END OF YEAR	$ 8,437,119	$ 10,717,905	$ 7,965,753

NOTE A - DESCRIPTION OF THE PLAN

The following description of Cooperative Bank 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Cooperative Bank and its subsidiary (the "Company") who have one year of service and are age twenty-one or older. The Company is a wholly owned subsidiary of Cooperative Bankshares, Inc. The original Plan was established on April 1, 1992. It was amended and restated as of July 1, 2006, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute the maximum deferral limit permitted by law. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (rollovers). Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their deferral percentage quarterly, on January 1, April 1, July 1 or October 1.

Cooperative Bank established the Company match at 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan through June 30, 2006 and for the year 2005. Effective after July 1, 2006, the Company increased the match to 100 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Additionally, the Company may make an additional discretionary contribution into the Plan. Effective January 1, 2007, all employer matching contributions are participant directed. Prior to January 1, 2007, all employer contributions were considered nonparticipant-directed and were invested in the Cooperative Bankshares Common Stock Fund, which invests solely in the common stock of Cooperative Bankshares, Inc. Contributions are subject to certain limitations. Employees of Lumina Mortgage Co., Inc., a subsidiary of Cooperative Bank, are not eligible for the Company match.

Participant Accounts

Each participant account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in elective deferrals plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous vesting service. Participants vest 20% after two years of vesting service. A participant is 100% vested after five years of credited vesting service.

Forfeitures

Forfeitures may be used to reduce employer matching contributions or Plan administrative expenses. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $27,585 and $6,347, respectively.

NOTE A - DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over a period certain not to extend beyond the life expectancy of the participant or his designated beneficiary.

Administrative Expenses

The Company pays certain administrative expenses of the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held By Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INCOME TAX STATUS

The Plan obtained its latest determination letter on September 4, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's trustee believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE D - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31:

	2007	2006
Discretionary Trust with First Trust Corporation:		
Common stock:		
Cooperative Bankshares Common Stock Fund	$ 5,777,350	$ 8,655,576
Mutual funds:		
American Growth Fund	615,922	*
Davis New York Venture Fund	453,565	*
Allianz NFJ Dividend Value A Fund	454,374	*
	$ 7,301,211	$ 8,655,576

* Less than 5%

For each of the three-years ended December 31, 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006	2005
Mutual funds	$ (31,711)	$ 111,380	$ 38,185
Common collective trust	2,559	-	-
Common stock	(2,966,824)	2,057,728	680,583
	$(2,995,976)	$ 2,169,108	$ 718,768

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENT

Effective January 1, 2007 all employer matching contributions are participant directed. Prior to January 1, 2007, all employer contributions were considered nonparticipant-directed and were invested in the Cooperative Bankshares Common Stock Fund, which invests solely in the common stock of Cooperative Bankshares, Inc. Information about the net assets at December 31 and the significant components of the changes in net assets as of December 31 relating to the nonparticipant-directed investment is as follows:

	2006
Net Assets:	
Common stock:	
Cooperative Bankshares, Inc.	$3,179,648
Employer contribution receivable	27,343
Total Net Assets	$3,206,991

	2006	2005
Changes in Net Assets:		
Employer contributions	$ 252,088	$ 149,534
Dividends	24,792	22,643
Net appreciation	692,262	236,963
Benefits paid to participants	(99,828)	(71,076)
Total change in Net Assets	$ 869,314	$ 338,064

NOTE F - RELATED PARTY TRANSACTIONS

As of December 31, 2007 and 2006, the Plan's investments included $5,777,350 and $8,655,576, respectively, in common stock of Cooperative Bankshares, Inc. These investments represent approximately 69.0% and 80.4% of total Plan investments at December 31, 2007 and 2006, respectively.

NOTE G - PARTY-IN-INTEREST TRANSACTIONS

One of the plan investments is in a money market account managed by First Trust Corporation, which is custodian of the Plan. Fees paid by the Plan to First Trust amounted to $7,579, $10,462, and $3,963 during 2007, 2006, and 2005, respectively. All other administrative expenses of the Plan are paid by the Company.

NOTE H - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE I - PLAN MERGER

Effective January 1, 2005, the Lumina Mortgage Co., Inc. 401(k) Plan was merged into the Plan. This Plan covered all eligible employees of Lumina Mortgage Co., Inc, a subsidiary of Cooperative Bank. The net assets of the Lumina Plan, which totaled $187,530, were transferred into the plan on January 27, 2005.

NOTE J - RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

NOTE K – FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan invests in fully benefit-responsive investment contracts, as defined by the American Institute of Certified Public Accountants' Statements of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans. Fully-benefit-responsive investment contracts at December 31, 2007 consist of the investment in MetLife Stable Value Fund, which is a guaranteed investment contract ("GIC"). The plan did not hold any fully benefit-responsive investment contracts during the year ended December 31, 2006.

In a MetLife managed GIC, the assets are invested in a MetLife separate account. MetLife will guarantee principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. For the year ended December 31, 2007, the average yield earned on the underlying portfolio and the average yield credited to participants was 6.17% and 4.67%, respectively.

MetLife will reset the rate on a quarterly basis by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the fund's investments. Participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events. These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan. The minimum interest crediting rate for this investment is 0%. Management is not aware of any events likely to occur that could limit the Plan's ability to execute transactions at contract value with MetLife. Information regarding events and circumstances that would permit MetLife to terminate the GIC and settle at an amount that differs from contract value are available upon request.

NOTE L - SUBSEQUENT EVENT- PLAN MERGER

On July 2, 2007, Cooperative Bankshares, Inc. completed the acquisition of Bank of Jefferson. Effective October 1, 2007, the Bank of Jefferson 401(k) Plan (the "Jefferson Plan") was merged into the Plan. The Jefferson Plan covered all eligible employees of Bank of Jefferson through the plan merge date. The net assets of the Jefferson Plan, which totaled $510,315, were transferred into the plan on February 25, 2008.

SUPPLEMENTAL SCHEDULE

COOPERATIVE BANK 401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 56-0188330, PLAN NUMBER 002
December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	American Funds	American Growth Fund; 18,110 shares	$	$ 615,922
	American Funds	Bond Fund of America; 7,420 shares		96,899
	American Funds	Europacific Growth Fund; 4,284 shares		217,926
	American Funds	Income Fund of America; 21,433 shares		415,380
	Keeley	Small Cap Value Fund; 1,109 shares		30,260
	Columbia	Acorn Select Fund; 5,045 shares		140,719
	MetLife	Stable Value Fund; 8,826 shares		124,708
	Davis	New York Venture Fund; 11,336 shares		453,565
	Allianz	NFJ Dividend Value A; 27,521 Shares		454,374
*	First Trust	Money Market Account 2,301 shares		2,301
*	First Trust	Institutional Money Market 36,695 shares		36,695
*	Cooperative Bankshares, Inc.	Employer Common Stock; 489,606 shares		5,777,350
				$ 8,366,099

** Denotes party-in-interest.*

*** Cost omitted for participant-directed investments.*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 6-30-08

COOPERATIVE BANK
401(k) RETIREMENT PLAN

Dare C. Rhodes

Plan Administrator

EXHIBIT 23.1
CONSENT OF DIXON HUGHES PLLC

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator
Cooperative Bank 401(k) Retirement Plan

We consent to incorporation by reference in the registration statements (Nos. 333-101442, 333-22335, and 333-150803) on Form S-8 of Cooperative Bankshares, Inc. of our report dated June 20, 2008 relating to the statements of net assets available for benefits of Cooperative Bank 401(k) Retirement Plan as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for each of the years in the three year period ended December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of Cooperative Bank 401(k) Retirement Plan.

Dixon Hughes PLLC

Greenville, North Carolina
June 26, 2008